Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

John Bean Technologies Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-152682 and 333-152685) of John Bean Technologies Corporation of our reports dated March 6, 2014, with respect to the consolidated balance sheets of John Bean Technologies Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of John Bean Technologies Corporation.

/s/ KPMG LLP

Chicago, Illinois

March 6, 2014